UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

eTelecare Global Solutions, Inc.
(Name of Subject Company)

eTelecare Global Solutions, Inc.
(Name of Persons Filing Statement)

Common Shares and
American Depositary Shares (each representing one Common Share)
(Title of Class of Securities)

CUSIP No. 29759R102
(CUSIP Number of Class of Securities)

John R. Harris
President and Chief Executive Officer
eTelecare Global Solutions, Inc.
31st Floor CyberOne Building, Eastwood City, Cyberpark,
Libis, Quezon City 1110
Philippines
+63 (2) 916 5670
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With Copies to:

Jorge A. del Calvo, Esq.
James J. Masetti, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304
(650) 233-4500

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. The Solicitation or Recommendation.
SIGNATURE

INTRODUCTION.

This Amendment No. 2 to Schedule 14D-9 amends and restates Items 2 and 4 of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, together with any Exhibits or Annexes hereto, this “Schedule 14D-9”) of eTelecare Global Solutions, Inc., a Philippine Corporation, originally filed on November 10, 2008 as amended by Amendment 1 to Schedule 14D-9 filed on November 25, 2008.

Item 2.	Identity and Background of Filing Person.

Item 2(b) is hereby amended and supplemented by inserting the following fourth paragraph:

Pursuant to that certain Designation Agreement, dated December 8, 2008, between EGS Acquisition Co. LLC, a Delaware limited liability company (“EGS”) and EGS Acquisition Corp., a newly-formed Philippine corporation, which is indirectly owned by the same affiliates of Providence and Ayala as EGS (the “Philippine Purchaser”), EGS assigned all its rights and obligations with respect to Offer to the Philippine Purchaser. Such assignment by EGS of its rights and obligations to the Philippine Purchaser to purchase Shares under the Offer does not relieve EGS of any of its obligations to the holders of Common Shares and ADSs who have tendered their Shares in the Offer. As used herein, references to the “Purchaser” mean EGS Acquisition Co LLC and/or the Philippine Purchaser, as applicable.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by restating the first bullet point under the subheading “Reasons for the Recommendation” as follows:

•	its familiarity with the current and historical financial condition, results of operations, business, prospects and strategic objectives of eTelecare, including the risks associated with achieving those prospects and objectives, as well as the general risks of market conditions that could reduce eTelecare’s stock price. A discussion of these matters can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 and in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008. For information on how to access these reports, please refer to the information below in Item 8. Additional Information under the section entitled “Available Information.” The eTelecare Board weighed these matters and risks, including the fluctuations in eTelecare’s historical financial results, current and expected conditions in the general economy, the concentration of a significant amount of eTelecare’s revenues from a small number of clients, and the potential impact that these factors could have on the stock price of eTelecare. The eTelecare Board considered this information against the certainty of receipt by the stockholders of the Offer Price in cash in a relatively short period of time if the Offer was successfully consummated;

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following line item to the table titled “Management Projections” under the subheading “Reasons for the Recommendation” as follows:

	2008E	2009E	2010E	2011E	2012E

Capital Expenditure	(31.7)	(23.3)	(24.7)	(29.2)	(31.9)

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and supplementing the information set forth under the subheading “Opinion of Morgan Stanley-Equity Research Analysts’ Price Targets” by restating the first paragraph and inserting a new second paragraph as follows:

Morgan Stanley reviewed and analyzed future public market trading price targets for the ADSs prepared and published by equity research analysts. These targets reflect each analyst’s estimate of the future public market trading price of the ADSs and are not discounted to reflect present values. The range of undiscounted equity analyst price targets for eTelecare was $6.00 to $11.00. When discounted at a cost of equity of 14%, the range of equity analyst price targets for eTelecare was $5.25 to $9.75. The cost of equity was calculated using the Capital Asset Pricing Model. The Capital Asset Pricing Model is an analytical tool that uses an estimate based on Morgan Stanley’s experience and judgment of the risk free rate, systematic risk and an expected market risk premium to calculate a cost of equity for the asset.

The price targets as of September 18, 2008 for eTelecare were:

Analyst A — $6.00
Analyst B — $10.00
Analyst C — $11.00
Analyst D — $9.00

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and supplementing the information set forth under the subheading “Opinion of Morgan Stanley-Comparable Companies Trading Analysis” by restating the third paragraph as follows:

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected representative ranges of financial multiples of the comparable companies after considering the relevant means and medians of such financial metrics while applying Morgan Stanley’s judgment to adjust for outliers as well as eTelecare’s historical and current trading multiples as of September 18, 2008. Morgan Stanley then applied these ranges of multiples to the relevant financial statistic for eTelecare. Based on eTelecare’s current outstanding Shares and stock options, Morgan Stanley estimated the implied value per Share as of September 18, 2008 as follows:

		Comparable Company
	eTelecare	Representative	Implied Value
Wall Street Estimates	Metric	Multiple Range	per Share

Aggregate Value to Estimated 2008 EBITDA	$35.3 million	3.5× - 5.5×	$5.00 -$7.50
Price to Estimated 2009 Earnings Per Share	$0.64	8.0× - 12.0×	$5.00 - $7.75

Management Projections

Aggregate Value to Estimated 2008 EBITDA	$38.0 million	3.5× - 5.5×	$5.50 - $8.00
Price to Estimated 2009 Earnings Per Share	$0.67	8.0× -12.0×	$5.25 - $8.00

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and supplementing the information set forth under the subheading “Opinion of Morgan Stanley-Discounted Cash Flow Analysis” by restating the first paragraph as follows:

Morgan Stanley calculated a range of equity values per share for eTelecare based on a discounted cash flow analysis. Morgan Stanley performed a discounted cash flow analysis on eTelecare using both management projections and Wall Street Estimates through 2012. The management projections were provided by the management of eTelecare and appear in the “Management Projections” table in the “Financial Projections” section of Item 4 of this Schedule 14D-9. Morgan Stanley calculated the net present value of free cash flows for eTelecare for the years 2008 through 2012 by subtracting estimated capital expenditure and working capital requirements, and adding forecasted amortization and depreciation to after tax earnings before interest and taxes. Morgan Stanley then calculated terminal values in the year 2012 based on a perpetuity growth rate ranging from 2.0% to 4.0%. Such perpetuity growth rate range was derived, based on Morgan Stanley’s judgment, after considering the multiples implied by such perpetual growth rates and the trading multiples of selected companies comparable to eTelecare. These values were discounted to present values at a discount rate ranging from 13.0% to 15.0% based on an estimated weighted average cost of capital calculated using the Capital Asset Pricing Model, then combined to result in a range of implied per share prices of $6.75 to $8.75 per share for Wall Street Estimates and $8.25 to $11.00 for management projections. The Capital Asset Pricing Model is an analytical tool that uses an estimate based on Morgan Stanley’s experience and judgment of the risk free rate, systematic risk and an expected market risk premium to calculate a cost of equity for the asset.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and supplementing the information set forth under the subheading “Opinion of Morgan Stanley-Precedent Transactions Analysis” by restating the first and second paragraph as follows:

Morgan Stanley performed a precedent transactions analysis, comparing the premia and multiples paid in selected transactions that share some characteristics with eTelecare and the transaction. Morgan Stanley compared publicly-available statistics for nine selected announced services transactions occurring since May

2006, in which the transaction values were between $100 million and $5 billion. The following is a list of these transactions:

		1-Day Offer	Aggregate
		Premium	Value/LTM
Date	Selected Precedent Transaction (Target/Acquiror)	(%)	EBITDA(x)

05/31/2006	• West Corporation/Thomas H. Lee Partners, L.P. and Quadrangle Group LLC	13.0	10.5
05/25/2006	• SPI Technologies, Inc./Philippine Long Distance Telephone Co.	NA	NA
05/12/2006	• NCO Group Inc./One Equity Partners LLC	40.2	8.1
06/23/2006	• Minacs Worldwide, Inc./TransWorks Information Services Ltd.	14.4	8.6
10/25/2006	• SITEL Corp./ClientLogic Corporation	6.8	6.8
08/30/2007	• Zavata, Inc./Apollo Health Street Ltd.	NA	NA
01/28/2008	• Stream/Global BPO Services Corporation	NA	9.7
01/11/2008	• PeopleSupport Inc./IPVG Corp.(1)	26.7	21.9
08/04/2008	• PeopleSupport Inc./Aegis BPO Services Ltd.	28.5	6.7

(1)	Offer withdrawn in February 2008.

For each selected precedent transaction noted above, Morgan Stanley noted the following financial statistic where available: (1) implied premium to acquired companies’ closing share price one trading day prior to announcement and (2) the ratio of the aggregate value to last twelve months EBITDA. Based on the analysis of the relevant metrics for each transaction noted above, with emphasis placed on the most recent PeopleSupport Inc./Aegis BPO Services Ltd. Transaction (as it was the most recent of the transactions analyzed and determined by Morgan Stanley to be the most comparable transaction in certain respects) and based on Morgan Stanley’s experience and judgement, Morgan Stanley selected representative ranges of implied premia and multiples of the transactions and applied these ranges to the relevant eTelecare financial statistic.”

		Representative
Precedent Transaction Financial Statistic	eTelecare Metric	Range	Implied Price

Premium to 1-Day Prior Closing Share Price	$4.98	20% - 40%	$6.00 - $7.00
Aggregate Value to Last Twelve Months EBITDA	$32.6 million	6.5× - 8.0×	$8.00 -$9.50

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and supplementing the information set forth under the subheading “Opinion of Morgan Stanley-Theoretical Leveraged Buyout Analysis” by restating the first paragraph as follows:

Morgan Stanley also analyzed eTelecare from the perspective of a potential purchaser that was primarily a financial buyer that would effect a leveraged buyout of eTelecare using a debt capital structure consistent with the acquisition. Morgan Stanley, based on its experience, assumed 3.0x total debt to EBITDA leverage ratio to apply to 2007 EBITDA of $37.9 million at a cost of debt for a financial sponsor of approximately 8.0%. Morgan Stanley also assumed that any cash on eTelecare’s balance sheet in excess of $25 million would be used as a source of financing by the acquiror to finance the acquisition. Based on its experience, Morgan Stanley assumed that a financial sponsor would value its eTelecare investment in 2012 at an aggregate value range that represented a multiple of 6.5x-7.5x forecasted 2012 EBITDA. Such multiple range was derived, based on Morgan Stanley’s judgment, after considering historical trading multiples of selected companies comparable to eTelecare. Morgan Stanley added eTelecare’s forecasted calendar year 2012 cash balance and subtracted eTelecare’s forecasted 2012 debt outstanding to calculate

Item 9 is hereby amended and supplemented by adding the following item to the exhibit index:

(d)(1)	Designation Agreement between EGS Acquisition Co LLC and EGS Acquisition Corp. dated as of December 8, 2008.***

***	Incorporated by reference to Amendment No. 2 to the Schedule TO filed by the Purchaser on December 9, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

eTelecare Global Solutions, Inc.

/s/ John R. Harris
John R. Harris
Chief Executive Officer

Date: December 9, 2008

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